UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

The Toro Company
(Exact name of registrant as specified in its charter)

Delaware	1-8649
(State or other jurisdiction of incorporation)	(Commission File Number)

8111 Lyndale Avenue South Bloomington, Minnesota	55420
(Address of principal executive offices)	(Zip Code)

Jim Gessford (952) 887-8979
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________________________.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a copy of The Toro Company’s Conflict Minerals Report for the calendar year ended December 31, 2023, is filed as Exhibit 1.01 to this Form SD and is publicly available at www.thetorocompany.com/sustainability/product/cmreports. The information contained on our websites or connected to our websites is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Toro Company’s Conflict Minerals Report for the calendar year ended December 31, 2023, as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Item 2.02 Exhibit

Not applicable

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report for the calendar year ended December 31, 2023, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE TORO COMPANY
(Registrant)

Date: May 24, 2024	By:	/s/ Joanna M. Totsky
Joanna M. Totsky
Vice President, General Counsel & Corporate Secretary

Exhibit 1.01
THE TORO COMPANY
Conflict Minerals Report
For the Calendar Year Ended December 31, 2023
I.Introduction

The Toro Company (“TTC”) is a worldwide provider of innovative solutions for the outdoor environment including turf and landscape maintenance, snow and ice management, underground utility construction, rental and specialty construction, and irrigation and outdoor lighting solutions. TTC has included this Conflict Minerals Report as an exhibit to its Form SD as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (the “Conflict Minerals Rule”).

As used herein, Conflict Minerals, or 3TG, are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin, and tungsten, without regard to their location of origin, as provided for in the Conflict Minerals Rule. TTC followed the criteria set forth in the Organization for Economic Co-operation and Development’s (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition 2016) (collectively, the “OECD Guidance”) to establish its company management systems, to conduct its good faith reasonable country of origin inquiry (“RCOI”) and for its due diligence measures relating to 3TG, as discussed below.

II.Company Management Systems

A.Conflict Minerals Policy

TTC is committed to ethical business practices and promoting the safety, health and well-being of the communities we impact. TTC has a Conflict Minerals Policy that is communicated to our direct suppliers and available under the Product section of the Sustainability page on our corporate website at www.thetorocompany.com/sustainability/product.

Our policy confirms that TTC is committed to complying with the Conflict Minerals Rule and expect our suppliers to support us in meeting our 3TG reporting obligations and to establish their own Conflict Minerals programs consistent with the OECD Guidance. Suppliers who do not comply with the expectations and requirements set forth in our policy may be reviewed and evaluated accordingly for future business and sourcing decisions.

TTC does not seek to embargo the sourcing of 3TG from the Democratic Republic of the Congo (“DRC”) region, nor does it expect its suppliers to do so.

B.Internal Management Team

TTC created a team of senior staff under the Vice President, Chief Financial Officer, Vice President, Global Operations & Integrated Supply Chain, and Vice President, General Counsel & Corporate Secretary responsible for oversight of TTC’s Conflict Minerals compliance strategy. The following functional areas were represented on the working group: Finance, Legal, Information Technology and Sourcing. Relevant internal personnel were educated on the Conflict Minerals Rule, the OECD Guidance, TTC’s compliance plan and reviewing and validating supplier responses to TTC inquiries.

We report the findings of our supply chain risk assessment to our internal management team.

C.Control Systems

TTC is a member of the Responsible Minerals Initiative (“RMI”).

D.Supplier Engagement

TTC’s Supplier Terms of Commerce reflect our expectations regarding our suppliers’ efforts to support us in meeting our 3TG reporting obligations and address risks associated with 3TG sourcing. We furnished to our suppliers the Conflict Minerals Reporting Template (“CMRT”) developed by the RMI and a link to the related training materials. TTC utilized the CMRTs returned to us by our suppliers to identify smelters and refiners in our supply chain.

E.Records Management

TTC maintains records relating to Conflict Minerals due diligence, including records of due diligence processes, findings, and resulting decisions, per TTC’s applicable record retention policies, which provides for retention of at least five calendar years.

F.Grievance Mechanism

TTC has a mechanism for employees, suppliers and other interested parties to report violations of its Conflict Minerals Policy either through a hotline or confidential web form. The contact information for the grievance mechanism is contained in our publicly available Conflict Minerals Policy at www.thetorocompany.com/sustainability/product.

G.Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, TTC utilized information made available to RMI members concerning independent third-party audits of smelters and refiners. TTC supports the development and implementation of independent third-party audits of smelters and refiners through its membership in the RMI.

H.Report on Supply Chain Due Diligence

TTC filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and the filing is available under the Product Safety and Sustainability page of our website www.thetorocompany.com/sustainability/product/cmreports.

III.Reasonable Country of Origin Inquiry

A.In-Scope Suppliers

TTC personnel determined which of its products were in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, supplier inquiries and other information known to TTC. We determined which suppliers were “high-risk” based on the likelihood of suppliers’ components containing 3TG and based on the suppliers’ relationship status with TTC.

B.Request for Information

TTC utilized the CMRT developed by the RMI to identify smelters and refiners in its supply chain. We distributed the CMRT to our in-scope suppliers by email. In the communication accompanying the CMRT, TTC communicated its expectations that the CMRT be completed and returned to TTC for review. We followed up by email with suppliers that TTC deemed “high-risk” who did not submit a CMRT within the specified timeframe.

C.Survey Responses

TTC personnel reviewed the completed CMRTs and other responses received from suppliers. We followed up by email with TTC’s “high risk” suppliers that did not fully complete the CMRT or provided a non-conforming written response, requesting them to submit a revised CMRT.

D.Risk Assessment

Based on the information furnished by our suppliers and other information known to TTC, we assessed the risks of adverse impacts. To the extent that a completed CMRT contained smelter or refiner information, TTC reviewed this information against an internally developed “red flags” list and the list of eligible smelters and refiners contained in the RMI member smelter database. To the extent that an eligible or provisionally eligible smelter or refiner identified by a supplier was not certified as conformant by the RMI, TTC consulted publicly available information to attempt to determine whether that smelter or refiner obtained 3TG from sources that directly or indirectly financed or benefitted armed groups (as defined in the Conflict Minerals Rule) in the Democratic Republic of the Congo or an adjoining country.

If a supplier did not complete a template or did not otherwise provide a written response, submitted an incomplete template or submitted a template believed to contain errors or inaccuracies, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.” If a supplier provided a company-level declaration not specific to TTC’s products, did not identify a smelter or refiner, or an eligible or provisionally eligible smelter or refiner was not certified as conformant by the RMI, the origin of the applicable 3TG contained in the products covered by the response was treated as “unknown origin.”

TTC’s Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to TTC’s Vice President, Chief Financial Officer, Vice President, Global Operations & Integrated Supply Chain, and Vice President, General Counsel & Corporate Secretary.

TTC has adopted and implemented a risk management plan to respond to identified risks that includes recommending to Sourcing that suppliers receive point demerits on their Supplier Performance Evaluation (“SPE”) scorecard for not responding to our request to submit a CMRT within the specified timeframe or submitting an incomplete template or template containing numerous errors or inaccuracies.

IV.Design of Due Diligence Framework

TTC followed the criteria set forth in the OECD Guidance to conduct its due diligence measures relating to 3TG.

V.Due Diligence Measures

The due diligence measures performed by TTC include comparing the smelter and refiner information received from our suppliers against the smelter database information available to RMI members to identify the audit status of smelters and refiners and the countries of origin of the 3TG sourced by conformant smelters and refiners.

TTC continues to evaluate its due diligence measures to enhance the available information and better mitigate risks in TTC’s supply chain. TTC will continue to communicate its expectations to suppliers with respect to conflict minerals, smelters and refiners.

VI.Product Status and Information

For 2023, TTC has concluded that all of the TTC in-scope products in the categories indicated below contained 3TG of unknown origin:

a.turf maintenance equipment
b.turf irrigation systems
c.landscaping equipment and lighting
d.agricultural micro-irrigation systems
e.rental and specialty construction equipment
f.residential yard and snow thrower products
g.snow and ice management products
h.underground construction products

VII.Identified Smelters and Refiners

We were unable to determine the origin of at least a portion of the necessary 3TG contained in each of the in-scope products that we manufactured in 2023. However, as part of our reasonable country of origin inquiry, some of our suppliers identified to us smelters and refiners that may have processed the necessary 3TG contained in the in-scope products that we manufactured in 2023, as reflected in the table below. Please see the notes accompanying the table for additional information concerning the data contained in the table. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source of the necessary 3TG contained in the in-scope products that we manufacture.

Smelter and Refiner Status and Country of Origin Information[1]

	Conformant (237)				Active (5)	Other (126)
	DRC Region Sourced	R/S	Low Risk Country Sourced	High Risk Country Sourced
Gold	0	29	10	8	2	83
Tantalum	21	17	25	26	1	5
Tin	9	23	57	10	2	18
Tungsten	7	15	13	5	0	20

[1] We note the following in connection with the information contained in the foregoing table:

a.The smelters and refiners reflected in the table were identified by our suppliers as potentially being part of our supply chain. However, not all of the included smelters and refiners are believed by us to have processed the necessary 3TG contained in the in-scope products that we manufacture, since the large majority of our suppliers reported to us at a “company level” the 3TG contained in all of their products, not just those in the products that they sold to us. Some suppliers may have reported to us smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. In addition, the smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many suppliers were unable to identify all of the smelters and refiners used to process the necessary 3TG content contained in the in-scope products that we manufacture and not all of the suppliers responded to our inquiries.
b.All compliance status information in the table is as of April 5, 2024.
c.“Conformant” means that an “Eligible” or “Provisionally Eligible” smelter or refiner was audited and found to conform with the Responsible Minerals Assurance Process’ (“RMAP”) assessment protocols.
d.“Active” means that an “Eligible” smelter or refiner is engaged in the RMAP but has not yet been found to be conformant.
e.“Other” includes those “Eligible,” “Provisionally Eligible,” “Alleged,” and “Group Company” smelters or refiners with an audit status other than Conformant or Active, including “Communication Suspended – Not Interested”, “RMI Due Diligence Review – Unable to Proceed”, “Due Diligence Vetting Process, “In Communication”, “Non Conformant”, “Outreach Required” and “Not Applicable.” TTC, through its membership in the RMI, supports efforts to bring these smelters or refiners into the RMAP audit program.
f.“DRC Region” means the DRC and its nine adjoining countries. Origin information was derived from information made available by the RMI to its members. According to this information, some of the Conformant smelters and refiners may have sourced from both within the DRC Region and outside the DRC Region. For these smelters and refiners, we were not able to determine the country of origin of the 3TG specific to our products. Therefore, not all of the country of origin information reflected in the table may apply to the necessary 3TG contained in the in-scope products that we manufactured. If a smelter or refiner sourced from multiple sources, it is included in the table under each applicable category.
g.“R/S” means the reported facility processes recycled or scrap material.
h.32 countries were identified by smelters and refiners as “low risk” in the data compiled by RMI and provided to its members. 20 countries were identified by smelters and refiners as “high risk” in the data compiled by RMI and provided to its members. Certain countries were identified by some smelters and refiners as “low risk” but disclosed by other smelters and refiners as “high risk.” Based upon the way data is reported to TTC by its suppliers and the manner in which aggregated Country of Origin data is provided by RMI to its members, we are unable to determine whether the 3TG contained in the in-scope products we manufacture originated in low- risk or high-risk countries.
i.The compliance status and origin reflected in the table is based solely on information made available by the RMI to its members, without independent verification by us.
j.We were not able to determine the country of origin of the 3TG processed by any of the smelters or refiners listed as “Active” or “Other.”